Exhibit 99.1

For Immediate Release

Bell Canada renews Medium Term Notes (MTN) program

MONTRÉAL, April 6, 2026 – Bell Canada (Bell) today announced the filing of a prospectus supplement to a short form base shelf prospectus dated April 2, 2026 with the various securities regulatory authorities in all provinces of Canada to renew Bell’s MTN program.

The MTN program will enable Bell to offer MTN Debentures from time to time until May 2, 2029. The MTN Debentures will be fully and unconditionally guaranteed by BCE Inc. (TSX, NYSE: BCE). Consistent with past practice, the MTN program was renewed to continue to provide Bell with financial flexibility and efficient access to the Canadian capital markets.

Bell also entered into a dealer agreement under which certain dealers have agreed to act as agents with respect to future offerings of the MTN Debentures.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer of securities covered by the prospectus supplement will be made by a pricing supplement containing specific information about the terms of any such offering. The MTN Debentures have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (U.S. Securities Act), or any U.S. state securities laws and may not be offered or sold in the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S under the U.S. Securities Act).

About Bell

Bell is Canada’s largest communications company,1 leading the way in advanced fibre and wireless networks, enterprise services and digital media. By delivering next-generation technology that leverages cloud-based and AI-driven solutions, we’re keeping customers connected, informed and entertained while enabling businesses to compete on the world stage. To learn more, please visit Bell.ca or BCE.ca.

1 Based on total revenue and total combined customer connections.

Media inquiries:

Ellen Murphy

media@bell.ca

Investor inquiries:

Krishna Somers

krishna.somers@bell.ca